UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

UAS Drone Corp.

(Name of Issuer)

Common Stock $0.0001 par value

(Title of Class of Securities)

903448108

(CUSIP Number)

Nir Nave
2 Ben Gurion Street
Ramat Gan, Israel 5257334
972-74-781-1111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 20, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Y.D More Investments Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,250,000(1)(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,250,000(1)(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,250,000(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.75% (1)(2)(3)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)
The securities reported herein include securities held indirectly as follows: (i) 10,000,000 shares of common stock, $0.0001 par value each, held directly by More Provident Funds and Pension Ltd., an Israeli company controlled by Y.D More Investments Ltd. and (ii) 1,250,000 shares of common stock $0.0001 par value each (“Common Stock”), held directly by More Co-Invest (L.P.), Limited Partnership, an Israeli limited partnership, whose general partner, More Co-Invest 1 (G.P.) Ltd., is controlled by Y.D More Investments Ltd. Y.D More Investments Ltd. is an Israeli public company controlled through a voting agreement among the following individuals: (a) Yosef Meirov, directly and through B.Y.M. Mor Investments Ltd., a company he controls with Michael Meirov and Dotan Meirov, (b) Benjamin Meirov (c) Yosef Levy and (d) Eli Levy through Elldot Ltd., a wholly owned company.

(2)
In addition to the securities reported herein, More Provident Funds and Pension Ltd. holds an additional 10,000,000 warrants exercisable into 10,000,000 shares of Common Stock and More Co-Invest (L.P.), Limited Partnership holds an additional 1,250,000 warrants exercisable into 1,250,000 shares of Common Stock. Due to the Warrant Amendment Agreement, as further described in Item 4, More Provident Funds and Pension Ltd. and More Co-Invest 1 (G.P.) Ltd. are precluded from exercising each of their respective warrants to the extent that the Reporting Persons, in the aggregate, would, after such exercise, collectively beneficially own in the aggregate a number of shares of the Issuer’s Common Stock that represents in excess of 19.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of the Warrants. Therefore, the securities reported herein do not include these warrants because each of More Provident Funds and Pension Ltd and More Co-Invest (L.P.), Limited Partnership, respectively, may not exercise such warrants as doing so would otherwise violate the 19.99% beneficial ownership limitation in the Warrant Amendment Agreement.

(3)	Based on the Quarterly Report on Form 10-Q filed by the Issuer on May 15, 2024, which reflects 54,218,813 shares of common stock, par value $0.0001 each, of the Issuer issued and outstanding as of May 15, 2024.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) More Provident Funds and Pension Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,000,000 (1)(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,000,000 (1)(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000 (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.44% (1)(2)(3)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)
The securities reported herein refer to the 10,000,000 shares of Common Stock held directly by More Provident Funds and Pension Ltd., an Israeli company controlled by Y.D More Investments Ltd. Y.D More Investments Ltd. is an Israeli public company controlled through a voting agreement among the following individuals: (a) Yosef Meirov, directly and through B.Y.M. Mor Investments Ltd., a company he controls with Michael Meirov and Dotan Meirov, (b) Benjamin Meirov (c) Yosef Levy and (d) Eli Levy through Elldot Ltd., a wholly owned company.

(2)
In addition to the securities reported herein, More Provident Funds and Pension Ltd. holds an additional 10,000,000 warrants exercisable into 10,000,000 shares of Common Stock. Due to the Warrant Amendment Agreement, as further described in Item 4, More Provident Funds and Pension Ltd. is precluded from exercising its respective warrants to the extent that the Reporting Persons, in the aggregate, would, after such exercise, collectively beneficially own in the aggregate a number of shares of the Issuer’s Common Stock that represents in excess of 19.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of the Warrants. Therefore, the securities reported herein do not include these warrants because More Provident Funds and Pension Ltd. may not exercise such warrants as doing so would otherwise violate the 19.99% beneficial ownership limitation in the Warrant Amendment Agreement.

(3)
Based on the Quarterly Report on Form 10-Q filed by the Issuer on May 15, 2024, which reflects 54,218,813 shares of common stock, par value $0.0001 each, of the Issuer issued and outstanding as of May 15, 2024.

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

More Co-Invest (L.P.), Limited Partnership
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,250,000 (1)(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,250,000 (1)(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000 (1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.30% (1)(2)(3)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)
The securities reported herein refer to the 1,250,000 shares of Common Stock held directly by More Co-Invest (L.P.), Limited Partnership, an Israeli company controlled by Y.D More Investments Ltd. Y.D More Investments Ltd. is an Israeli public company controlled through a voting agreement among the following individuals: (a) Yosef Meirov, directly and through B.Y.M. Mor Investments Ltd., a company he controls with Michael Meirov and Dotan Meirov, (b) Benjamin Meirov (c) Yosef Levy and (d) Eli Levy through Elldot Ltd., a wholly owned company.

(2)
In addition to the securities reported herein, More Co-Invest (L.P.), Limited Partnership holds an additional 1,250,000 warrants exercisable into 1,250,000 shares of Common Stock. Due to the Warrant Amendment Agreement, as further described in Item 4, More Co-Invest (L.P.), Limited Partnership is precluded from exercising its respective warrants to the extent that the Reporting Persons, in the aggregate, would, after such exercise, collectively beneficially own in the aggregate a number of shares of the Issuer’s Common Stock that represents in excess of 19.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of the Warrants. Therefore, the securities reported herein do not include these warrants because More Co-Invest (L.P.), Limited Partnership may not exercise such warrants as doing so would otherwise violate the 19.99% beneficial ownership limitation in the Warrant Amendment Agreement.

(3)
Based on the Quarterly Report on Form 10-Q filed by the Issuer on May 15, 2024, which reflects 54,218,813 shares of common stock, par value $0.0001 each, of the Issuer issued and outstanding as of May 15, 2024.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B.Y.M. Mor Investments Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,250,000(1)(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,250,000(1)(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,250,000(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.75% (1)(2)(3)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)
The securities reported herein include securities held indirectly as follows: (i) 10,000,000 shares of Common Stock held directly by More Provident Funds and Pension Ltd., an Israeli company controlled by Y.D More Investments Ltd. and (ii) 1,250,000 shares of Common Stock held directly by More Co-Invest (L.P.), Limited Partnership, an Israeli limited partnership, whose general partner, More Co-Invest 1 (G.P.) Ltd., is controlled by Y.D More Investments Ltd. Y.D More Investments Ltd. is an Israeli public company controlled through a voting agreement among the following individuals: (a) Yosef Meirov, directly and through B.Y.M. Mor Investments Ltd., a company he controls with Michael Meirov and Dotan Meirov, (b) Benjamin Meirov (c) Yosef Levy and (d) Eli Levy through Elldot Ltd., a wholly owned company.

(2)
In addition to the securities reported herein, More Provident Funds and Pension Ltd. holds an additional 10,000,000 warrants exercisable into 10,000,000 shares of Common Stock and More Co-Invest (L.P.), Limited Partnership holds an additional 1,250,000 warrants exercisable into 1,250,000 shares of Common Stock. Due to the Warrant Amendment Agreement, as further described in Item 4, More Provident Funds and Pension Ltd. and More Co-Invest 1 (G.P.) Ltd. are precluded from exercising each of their respective warrants to the extent that the Reporting Persons, in the aggregate, would, after such exercise, collectively beneficially own in the aggregate a number of shares of the Issuer’s Common Stock that represents in excess of 19.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of the Warrants. Therefore, the securities reported herein do not include these warrants because each of More Provident Funds and Pension Ltd and More Co-Invest (L.P.), Limited Partnership, respectively, may not exercise such warrants as doing so would otherwise violate the 19.99% beneficial ownership limitation in the Warrant Amendment Agreement.

(3)
Based on the Quarterly Report on Form 10-Q filed by the Issuer on May 15, 2024, which reflects 54,218,813 shares of common stock, par value $0.0001 each, of the Issuer issued and outstanding as of May 15, 2024.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Eli Levy I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,250,000(1)(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,250,000(1)(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,250,000(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.75% (1)(2)(3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)
The securities reported herein include securities held indirectly as follows: (i) 10,000,000 shares of Common Stock held directly by More Provident Funds and Pension Ltd., an Israeli company controlled by Y.D More Investments Ltd. and (ii) 1,250,000 shares of Common Stock held directly by More Co-Invest (L.P.), Limited Partnership, an Israeli limited partnership, whose general partner, More Co-Invest 1 (G.P.) Ltd., is controlled by Y.D More Investments Ltd. Y.D More Investments Ltd. is an Israeli public company controlled through a voting agreement among the following individuals: (a) Yosef Meirov, directly and through B.Y.M. Mor Investments Ltd., a company he controls with Michael Meirov and Dotan Meirov, (b) Benjamin Meirov (c) Yosef Levy and (d) Eli Levy through Elldot Ltd., a wholly owned company.

(2)
In addition to the securities reported herein, More Provident Funds and Pension Ltd. holds an additional 10,000,000 warrants exercisable into 10,000,000 shares of Common Stock and More Co-Invest (L.P.), Limited Partnership holds an additional 1,250,000 warrants exercisable into 1,250,000 shares of Common Stock. Due to the Warrant Amendment Agreement, as further described in Item 4, More Provident Funds and Pension Ltd. and More Co-Invest 1 (G.P.) Ltd. are precluded from exercising each of their respective warrants to the extent that the Reporting Persons, in the aggregate, would, after such exercise, collectively beneficially own in the aggregate a number of shares of the Issuer’s Common Stock that represents in excess of 19.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of the Warrants. Therefore, the securities reported herein do not include these warrants because each of More Provident Funds and Pension Ltd and More Co-Invest (L.P.), Limited Partnership, respectively, may not exercise such warrants as doing so would otherwise violate the 19.99% beneficial ownership limitation in the Warrant Amendment Agreement.

(3)
Based on the Quarterly Report on Form 10-Q filed by the Issuer on May 15, 2024, which reflects 54,218,813 shares of common stock, par value $0.0001 each, of the Issuer issued and outstanding as of May 15, 2024.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yosef Levy I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO / PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 300,000 (1)(2)
	8.	SHARED VOTING POWER 11,250,000(3)(4)
	9.	SOLE DISPOSITIVE POWER 300,000 (1)(2)
	10.	SHARED DISPOSITIVE POWER 11,250,000(3)(4)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,550,000 (1)(2)(3)(4)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.30% (1)(2)(3)(4)(5)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	The securities reported herein refer to 300,000 shares of Common Stock held directly by Mr. Yosef Levy.

(2)
In addition to the securities reported herein, Mr. Yosef Levy holds an additional 300,000 warrants exercisable into 300,000 shares of Common Stock. Due to the Warrant Amendment Agreement, as further described in Item 4, Mr. Yosef Levy is precluded from exercising his respective warrants to the extent that the Reporting Persons, in the aggregate, would, after such exercise, collectively beneficially own in the aggregate a number of shares of the Issuer’s Common Stock that represents in excess of 19.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of the Warrants. Therefore, the securities reported herein do not include these warrants because Mr. Yosef Levy may not exercise such warrants as doing so would otherwise violate the 19.99% beneficial ownership limitation in the Warrant Amendment Agreement.

(3)
The securities reported herein refer to securities held indirectly as follows: (i) 10,000,000 shares of Common Stock held directly by More Provident Funds and Pension Ltd., an Israeli company controlled by Y.D More Investments Ltd. and (ii) 1,250,000 shares of Common Stock held directly by More Co-Invest (L.P.), Limited Partnership, an Israeli limited partnership, whose general partner, More Co-Invest 1 (G.P.) Ltd., is controlled by Y.D More Investments Ltd. Y.D More Investments Ltd. is an Israeli public company controlled through a voting agreement among the following individuals: (a) Yosef Meirov, directly and through B.Y.M. Mor Investments Ltd., a company he controls with Michael Meirov and Dotan Meirov, (b) Benjamin Meirov (c) Yosef Levy and (d) Eli Levy through Elldot Ltd., a wholly owned company.

(4)
In addition to the securities reported herein, More Provident Funds and Pension Ltd. holds an additional 10,000,000 warrants exercisable into 10,000,000 shares of Common Stock and More Co-Invest (L.P.), Limited Partnership holds an additional 1,250,000 warrants exercisable into 1,250,000 shares of Common Stock. Due to the Warrant Amendment Agreement, as further described in Item 4, More Provident Funds and Pension Ltd. and More Co-Invest 1 (G.P.) Ltd. are precluded from exercising each of their respective warrants to the extent that the Reporting Persons, in the aggregate, would, after such exercise, collectively beneficially own in the aggregate a number of shares of the Issuer’s Common Stock that represents in excess of 19.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of the Warrants. Therefore, the securities reported herein do not include these warrants because each of More Provident Funds and Pension Ltd and More Co-Invest (L.P.), Limited Partnership, respectively, may not exercise such warrants as doing so would otherwise violate the 19.99% beneficial ownership limitation in the Warrant Amendment Agreement.

(5)
Based on the Quarterly Report on Form 10-Q filed by the Issuer on May 15, 2024, which reflects 54,218,813 shares of common stock, par value $0.0001 each, of the Issuer issued and outstanding as of May 15, 2024.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Benjamin Meirov I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel and United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,250,000(1)(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,250,000(1)(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,250,000(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.75% (1)(2)(3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)
The securities reported herein include securities held indirectly as follows: (i) 10,000,000 shares of Common Stock held directly by More Provident Funds and Pension Ltd., an Israeli company controlled by Y.D More Investments Ltd. and (ii) 1,250,000 shares of Common Stock held directly by More Co-Invest (L.P.), Limited Partnership, an Israeli limited partnership, whose general partner, More Co-Invest 1 (G.P.) Ltd., is controlled by Y.D More Investments Ltd. Y.D More Investments Ltd. is an Israeli public company controlled through a voting agreement among the following individuals: (a) Yosef Meirov, directly and through B.Y.M. Mor Investments Ltd., a company he controls with Michael Meirov and Dotan Meirov, (b) Benjamin Meirov (c) Yosef Levy and (d) Eli Levy through Elldot Ltd., a wholly owned company.

(2)
In addition to the securities reported herein, More Provident Funds and Pension Ltd. holds an additional 10,000,000 warrants exercisable into 10,000,000 shares of Common Stock and More Co-Invest (L.P.), Limited Partnership holds an additional 1,250,000 warrants exercisable into 1,250,000 shares of Common Stock. Due to the Warrant Amendment Agreement, as further described in Item 4, More Provident Funds and Pension Ltd. and More Co-Invest 1 (G.P.) Ltd. are precluded from exercising each of their respective warrants to the extent that the Reporting Persons, in the aggregate, would, after such exercise, collectively beneficially own in the aggregate a number of shares of the Issuer’s Common Stock that represents in excess of 19.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of the Warrants. Therefore, the securities reported herein do not include these warrants because each of More Provident Funds and Pension Ltd and More Co-Invest (L.P.), Limited Partnership, respectively, may not exercise such warrants as doing so would otherwise violate the 19.99% beneficial ownership limitation in the Warrant Amendment Agreement.

(3)
Based on the Quarterly Report on Form 10-Q filed by the Issuer on May 15, 2024, which reflects 54,218,813 shares of common stock, par value $0.0001 each, of the Issuer issued and outstanding as of May 15, 2024.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yosef Meirov I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel and Belgium
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,250,000(1)(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,250,000(1)(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,250,000(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.75% (1)(2)(3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)
The securities reported herein include securities held indirectly as follows: (i) 10,000,000 shares of Common Stock held directly by More Provident Funds and Pension Ltd., an Israeli company controlled by Y.D More Investments Ltd. and (ii) 1,250,000 shares of Common Stock held directly by More Co-Invest (L.P.), Limited Partnership, an Israeli limited partnership, whose general partner, More Co-Invest 1 (G.P.) Ltd., is controlled by Y.D More Investments Ltd. Y.D More Investments Ltd. is an Israeli public company controlled through a voting agreement among the following individuals: (a) Yosef Meirov, directly and through B.Y.M. Mor Investments Ltd., a company he controls with Michael Meirov and Dotan Meirov, (b) Benjamin Meirov (c) Yosef Levy and (d) Eli Levy through Elldot Ltd., a wholly owned company.

(2)
In addition to the securities reported herein, More Provident Funds and Pension Ltd. holds an additional 10,000,000 warrants exercisable into 10,000,000 shares of Common Stock and More Co-Invest (L.P.), Limited Partnership holds an additional 1,250,000 warrants exercisable into 1,250,000 shares of Common Stock. Due to the Warrant Amendment Agreement, as further described in Item 4, More Provident Funds and Pension Ltd. and More Co-Invest 1 (G.P.) Ltd. are precluded from exercising each of their respective warrants to the extent that the Reporting Persons, in the aggregate, would, after such exercise, collectively beneficially own in the aggregate a number of shares of the Issuer’s Common Stock that represents in excess of 19.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of the Warrants. Therefore, the securities reported herein do not include these warrants because each of More Provident Funds and Pension Ltd and More Co-Invest (L.P.), Limited Partnership, respectively, may not exercise such warrants as doing so would otherwise violate the 19.99% beneficial ownership limitation in the Warrant Amendment Agreement.

(3)
Based on the Quarterly Report on Form 10-Q filed by the Issuer on May 15, 2024, which reflects 54,218,813 shares of common stock, par value $0.0001 each, of the Issuer issued and outstanding as of May 15, 2024.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Meirov I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel and United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,250,000(1)(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,250,000(1)(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,250,000(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.75% (1)(2)(3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)
The securities reported herein include securities held indirectly as follows: (i) 10,000,000 shares of Common Stock held directly by More Provident Funds and Pension Ltd., an Israeli company controlled by Y.D More Investments Ltd. and (ii) 1,250,000 shares of Common Stock held directly by More Co-Invest (L.P.), Limited Partnership, an Israeli limited partnership, whose general partner, More Co-Invest 1 (G.P.) Ltd., is controlled by Y.D More Investments Ltd. Y.D More Investments Ltd. is an Israeli public company controlled through a voting agreement among the following individuals: (a) Yosef Meirov, directly and through B.Y.M. Mor Investments Ltd., a company he controls with Michael Meirov and Dotan Meirov, (b) Benjamin Meirov (c) Yosef Levy and (d) Eli Levy through Elldot Ltd., a wholly owned company.

(2)
In addition to the securities reported herein, More Provident Funds and Pension Ltd. holds an additional 10,000,000 warrants exercisable into 10,000,000 shares of Common Stock and More Co-Invest (L.P.), Limited Partnership holds an additional 1,250,000 warrants exercisable into 1,250,000 shares of Common Stock. Due to the Warrant Amendment Agreement, as further described in Item 4, More Provident Funds and Pension Ltd. and More Co-Invest 1 (G.P.) Ltd. are precluded from exercising each of their respective warrants to the extent that the Reporting Persons, in the aggregate, would, after such exercise, collectively beneficially own in the aggregate a number of shares of the Issuer’s Common Stock that represents in excess of 19.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of the Warrants. Therefore, the securities reported herein do not include these warrants because each of More Provident Funds and Pension Ltd and More Co-Invest (L.P.), Limited Partnership, respectively, may not exercise such warrants as doing so would otherwise violate the 19.99% beneficial ownership limitation in the Warrant Amendment Agreement.

(3)
Based on the Quarterly Report on Form 10-Q filed by the Issuer on May 15, 2024, which reflects 54,218,813 shares of common stock, par value $0.0001 each, of the Issuer issued and outstanding as of May 15, 2024.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dotan Meirov I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel and United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 11,250,000(1)(2)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 11,250,000(1)(2)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,250,000(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.75% (1)(2)(3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)
The securities reported herein include securities held indirectly as follows: (i) 10,000,000 shares of Common Stock held directly by More Provident Funds and Pension Ltd., an Israeli company controlled by Y.D More Investments Ltd. and (ii) 1,250,000 shares of Common Stock held directly by More Co-Invest (L.P.), Limited Partnership, an Israeli limited partnership, whose general partner, More Co-Invest 1 (G.P.) Ltd., is controlled by Y.D More Investments Ltd. Y.D More Investments Ltd. is an Israeli public company controlled through a voting agreement among the following individuals: (a) Yosef Meirov, directly and through B.Y.M. Mor Investments Ltd., a company he controls with Michael Meirov and Dotan Meirov, (b) Benjamin Meirov (c) Yosef Levy and (d) Eli Levy through Elldot Ltd., a wholly owned company.

(2)
In addition to the securities reported herein, More Provident Funds and Pension Ltd. holds an additional 10,000,000 warrants exercisable into 10,000,000 shares of Common Stock and More Co-Invest (L.P.), Limited Partnership holds an additional 1,250,000 warrants exercisable into 1,250,000 shares of Common Stock. Due to the Warrant Amendment Agreement, as further described in Item 4, More Provident Funds and Pension Ltd. and More Co-Invest 1 (G.P.) Ltd. are precluded from exercising each of their respective warrants to the extent that the Reporting Persons, in the aggregate, would, after such exercise, collectively beneficially own in the aggregate a number of shares of the Issuer’s Common Stock that represents in excess of 19.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of the Warrants. Therefore, the securities reported herein do not include these warrants because each of More Provident Funds and Pension Ltd and More Co-Invest (L.P.), Limited Partnership, respectively, may not exercise such warrants as doing so would otherwise violate the 19.99% beneficial ownership limitation in the Warrant Amendment Agreement.

(3)
Based on the Quarterly Report on Form 10-Q filed by the Issuer on May 15, 2024, which reflects 54,218,813 shares of common stock, par value $0.0001 each, of the Issuer issued and outstanding as of May 15, 2024.

Explanatory Note

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on July 6, 2021 (the “Original Schedule 13D”) and as amended by Amendment No. 1, which the Reporting Persons filed with the SEC on January 29, 2024 (“Amendment No. 1”), with respect to the common stock, $0.0001 par value each (the “Common Stock”), of UAS Drone Corp., a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 10 HaRimon Street, Mevo Carmel Science and Industrial Park, Israel, 2069203. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 2. Identity and Background.

Item 2 is hereby restated in its entirety as follows:

This Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

1)	Y.D More Investments Ltd. (“YDM”);

2)	More Provident Funds and Pension Ltd. (“MPF”);

3)	More Co-Invest (L.P.), Limited Partnership (“MCI LP”)

4)	B.Y.M. Mor Investments Ltd. (“BYM”);

5)	Eli Levy;

6)	Yosef Levy;

7)	Benjamin Meirov;

8)	Yosef Meirov;

9)	Michael Meirov; and

10)	Dotan Meirov.

YDM is a company organized under the laws of the State of Israel. The principal business of YDM is an investment house which manages investment portfolios, mutual funds, provident and pension funds and private investment funds. The address of the principal office of YDM is 2 Ben-Gurion Street, Ramat Gan, Israel.

MPF is a company organized under the laws of the State of Israel. The principal business of MPF is the management of provident and pension funds. The address of the principal office of MPF is 2 Ben-Gurion Street, Ramat Gan, Israel.

MCI LP is a limited partnership organized under the laws of the State of Israel. The principal business of MCI LP is as an investment fund. The address of the principal office of MCI LP is 2 Ben-Gurion Street, Ramat Gan, Israel.

BYM is a company organized under the laws of the State of Israel. The principal business of BYM is a holding company controlled by Mr. Yosef Meirov. The address of the principal office of BYM is 23 Tuval St., Ramat Gan, Israel.

Mr. Eli Levy is an Israeli citizen. His business address is 2 Ben-Gurion Street, Ramat Gan, Israel. Mr. Levy is currently the co-CEO of YDM and its subsidiary More Mutual Funds (2013) Ltd and a member of the board of directors of YDM and various of its subsidiaries.

Mr. Yosef Levy is an Israeli citizen. His business address is 2 Ben-Gurion Street, Ramat Gan, Israel. Mr. Levy is currently the co-CEO of YDM, CEO of its subsidiary More Private Funds Ltd and a member of the board of directors of YDM and various of its subsidiaries, including MPF.

Mr. Benjamin Meirov is a citizen of Israel and the United States. His home address is 32 Bazel St., Herzliya, Israel. Mr. Meirov is currently a member of the board of directors of YDM and an owner of M.I.D. House of Diamonds Ltd. (“MID”), an Israeli company. The principal business of MID is diamonds, and the address of its principal office is 23 Tuval St., Ramat Gan, Israel.

Mr. Yosef Meirov is a citizen of Israel and Belgium. His home address is 18 Shevet Menashe St., Herzliya, Israel. Mr. Meirov is currently an owner of MID and a controlling shareholder and director of BYM.

Mr. Michael Meirov is a citizen of Israel and the United States. His home address is 20 Haeshel St., Herzliya, Israel. Mr. Meirov is currently a controlling shareholder and director of BYM.

Mr. Dotan Meirov is a citizen of Israel and the United States. His home address is 32 Hanasi Ben Zevi St., Herzliya, Israel. Mr. Meirov is currently a Manager at MID and a controlling shareholder and director of BYM.

The information required by General Instruction C to Schedule 13D is listed in Annex A hereto and is incorporated herein by reference.

During the last five years, none of the Reporting Persons nor any person listed in Annex A (the “Related Persons”) (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 is hereby restated in its entirety as follows:

The securities described in this Amendment No. 2 were acquired for investment purposes. The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Depending upon the factors discussed below and subject to applicable law, the Reporting Persons may from time to time acquire additional securities of the Issuer in the open market or in privately negotiated transactions and/or exercise Warrants, or sell or otherwise dispose of some or all of their securities of the Issuer.

On June 20, 2024, the Issuer, MPF, MCI LP and Mr. Yosef Levy entered into a warrant amendment agreement (“Agreement”) with respect to certain common stock purchase warrants (“Warrants”) that were previously sold by the Issuer to such Reporting Persons in connection with a securities purchase agreement, dated May 11, 2021 (“Securities Purchase Agreement”), by and between the Issuer and each such Reporting Person. The Issuer and such Reporting Persons previously amended the Securities Purchase Agreement on November 5, 2022 and November 1, 2023, respectively, to extend the term of the Warrants.

Under the terms of the Agreement, MPF, MCI LP and Mr. Yosef Levy agreed to (i) an extension of the Warrant exercise term from November 11, 2024 to May 11, 2026; (ii) an amendment to the Warrant exercise price per share from $0.40 per share to $0.65 per share; and (iii) the addition of a beneficial ownership blocker that limits the exercise of the Warrants held by such Reporting Persons in the event that any such exercise would immediately result in the specified Reporting Persons beneficially owning the Issuer’s shares of common stock in excess of 19.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of this Warrant.

The foregoing descriptions of the Agreement are not complete and are subject to and qualified in their entirety by reference to the full text of such amendments, which are attached as Exhibits 14, 15, and 16 hereto and incorporated herein by reference.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby restated in its entirety as follows:

(a) - (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number and percentage of securities beneficially owned by each of the Reporting Persons, as well as the number of securities as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, based on the Quarterly Report on Form 10-Q filed by the Issuer on May 15, 2024, which reflects 54,218,813 shares of Common Stock of the Issuer issued and outstanding as of May 15, 2024.

Reporting Person	Amount of securities beneficially owned	Percent of class	Sole power to vote or to direct the vote, dispose or to direct the disposition	Percent of class	Shared power to vote or to direct the vote, dispose or to direct the disposition	Percent of Class
More Provident Funds and Pension Ltd. (1)(2)	10,000,000	18.44%	0	0	10,000,000	18.44%
More Co-Invest (L.P.), Limited Partnership(3)(4)	1,250,000	2.31%			1,250,000	2.31%
Y.D More Investments Ltd. (1)(2)(3)(4)	11,250,000	20.75%	0	0	11,250,000	20.75%
B.Y.M. Mor Investments Ltd. (1)(2)(3)(4)	11,250,000	20.75%	0	0	11,250,000	20.75%
Eli Levy (1)(2)(3)(4)	11,250,000	20.75%	0	0	11,250,000	20.75%
Dotan Meirov (1)(2)(3)(4)	11,250,000	20.75%	0	0	11,250,000	20.75%
Benjamin Meirov (1)(2)(3)(4)	11,250,000	20.75%	0	0	11,250,000	20.75%
Yosef Meirov (1)(2)(3)(4)	11,250,000	20.75%	0	0	11,250,000	20.75%
Michael Meirov (1)(2)(3)(4)	11,250,000	20.75%	0	0	11,250,000	20.75%
Yosef Levy (1)(2)(3)(4)(5)(6)	11,550,000	21.30%	300,000	0.55%	11,250,000	20.75%

(1) The securities reported herein refer to 10,000,000 shares of Common Stock, held directly by More Provident Funds and Pension Ltd., an Israeli company controlled by Y.D More Investments Ltd.

(2) In addition to the securities reported herein, More Provident Funds and Pension Ltd. holds an additional 10,000,000 warrants exercisable into 10,000,000 shares of Common Stock at an exercise price of $0.65 per share of Common Stock. Due to the Agreement, as further described above in Item 4, More Provident Funds and Pension Ltd. is precluded from exercising its respective warrants to the extent that the Reporting Persons, in the aggregate, would, after such exercise, collectively beneficially own in the aggregate a number of shares of the Issuer’s Common Stock that represents in excess of 19.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of the Warrants. Therefore, the securities reported herein do not include these warrants because More Provident Funds and Pension Ltd. may not exercise such warrants as doing so would otherwise violate the 19.99% beneficial ownership limitation in the Warrant Amendment Agreement.

(3) The securities reported herein refer to the 1,250,000 shares of Common Stock held directly by More Co-Invest (L.P.), Limited Partnership, an Israeli company controlled by Y.D More Investments Ltd. Y.D More Investments Ltd. is an Israeli public company controlled through a voting agreement among the following individuals: (a) Yosef Meirov, directly and through B.Y.M. Mor Investments Ltd., a company he controls with Michael Meirov and Dotan Meirov, (b) Benjamin Meirov (c) Yosef Levy and (d) Eli Levy through Elldot Ltd., a wholly owned company.

(4) In addition to the securities reported herein, More Co-Invest (L.P.), Limited Partnership holds an additional 1,250,000 warrants exercisable into 1,250,000 shares of Common Stock at an exercise price of $0.65 per share of Common Stock. Due to the Agreement, as further described above in Item 4, More Co-Invest (L.P.), Limited Partnership is precluded from exercising its respective warrants to the extent that the Reporting Persons, in the aggregate, would, after such exercise, collectively beneficially own in the aggregate a number of shares of the Issuer’s Common Stock that represents in excess of 19.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of the Warrants. Therefore, the securities reported herein do not include these warrants because More Co-Invest (L.P.), Limited Partnership may not exercise such warrants as doing so would otherwise violate the 19.99% beneficial ownership limitation in the Warrant Amendment Agreement.

(5) The securities reported herein refer to 300,000 shares of Common Stock held directly by Mr. Yosef Levy.

(6) In addition to the securities reported herein, Mr. Yosef Levy holds an additional 300,000 warrants exercisable into 300,000 shares of Common Stock. Due to the Agreement, as further described above in Item 4, Mr. Yosef Levy is precluded from exercising his respective warrants to the extent that the Reporting Persons, in the aggregate, would, after such exercise, collectively beneficially own in the aggregate a number of shares of the Issuer’s Common Stock that represents in excess of 19.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of the Warrants. Therefore, the securities reported herein do not include these warrants because Mr. Yosef Levy may not exercise such Warrants as doing so would otherwise violate the 19.99% beneficial ownership limitation in the Warrant Amendment Agreement.

Y.D More Investments Ltd. is an Israeli public company controlled through a voting agreement among the following individuals: (a) Yosef Meirov, directly and through B.Y.M. Mor Investments Ltd., a company which he controls with Michael Meirov and Dotan Meirov, (b) Benjamin Meirov (c) Yosef Levy and (d) Eli Levy through Elldot Ltd., a wholly owned company.

Except for Mr. Yosef Levy with respect to the securities that he holds directly, this Amendment No. 2 shall not be construed as an admission by any of the Reporting Persons that it is the beneficial owner of any of the securities covered by this Schedule 13D, and each Reporting Person disclaims beneficial ownership of any such securities (except for Mr. Yosef Levy with respect to the securities that he holds directly). In addition, the Reporting Persons and other entities named in this Amendment No. 2 may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and each of the Reporting Persons and other entities named in this Schedule 13D disclaims the existence of any such group.

(c) During the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stocks.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by addition of the following:

On June 20, 2024, each of MPF, MCI LP and Mr. Yosef Levy entered into an agreement with the Issuer extending the expiration date of the Warrants that each of them holds from November 11, 2024 to May 11, 2026. In addition, the agreement amended the exercise price of the Warrants from $0.40 per share of Common Stock to $ 0.65 per share of Common Stock. Lastly, the agreement added a beneficial ownership blocker that limits the exercise of the Warrants held by such Reporting Persons in the event that any such exercise would immediately result in the specified Reporting Persons beneficially owning the Issuer’s shares of common stock in excess of 19.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock issuable upon exercise of this Warrant.

Except for the agreements described above and the Securities Purchase Agreements and agreements related to the Warrants described to in the Original Schedule 13D, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits.

Exhibit Number	Description
1	Joint Filling Agreement (incorporated herein by reference to Exhibit 1 of the Original Schedule 13D)
2	Securities Purchase Agreement between the Issuer and MPF, dated as of May 11, 2021
3	Securities Purchase Agreement between the Issuer and MCI LP, dated as of May 11, 2021
4	Securities Purchase Agreement between the Issuer and Mr. Yosef Levy, dated as of May 11, 2021
5	Warrant Agreement between the Issuer and MPF, dated as of May 11, 2021
6	Warrant Agreement between the Issuer and MCI LP, dated as of May 11, 2021
7	Warrant Agreement between the Issuer and Mr. Yosef Levy, dated as of May 11, 2021
8	Warrant Extension Agreement between the Issuer and MPF, dated as of April 5, 2022
9	Warrant Extension Agreement between the Issuer and MCI LP, dated as of April 5, 2022
10	Warrant Extension Agreement between the Issuer and Mr. Yosef Levy, dated as of April 5, 2022
11	Warrant Extension Agreement between the Issuer and MPF, dated as of November 1, 2023
12	Warrant Extension Agreement between the Issuer and MCI LP, dated as of November 1, 2023
13	Warrant Extension Agreement between the Issuer and Mr. Yosef Levy, dated as of November 1, 2023
14	Warrant Extension Agreement between the Issuer and MPF, dated as of June 20, 2024
15	Warrant Extension Agreement between the Issuer and MCI LP, dated as of June 20, 2024
16	Warrant Extension Agreement between the Issuer and Mr. Yosef Levy, dated as of June 20, 2024
17
Resolution of Board of Directors regarding signature authority of Y.D More Investments Ltd. (incorporated herein by reference to Exhibit 2 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.)

18
Resolution of Board of Directors regarding signature authority of More Provident Funds and Pension Ltd. (incorporated herein by reference to Exhibit 3 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.)

19
Limited Power of Attorney executed on behalf of Mr. Benjamin Meirov (incorporated herein by reference to Exhibit 4 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.)

20
Limited Power of Attorney executed on behalf of Mr. Yosef Meirov (incorporated herein by reference to Exhibit 5 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.)

21
Limited Power of Attorney executed on behalf of Mr. Michael Meirov (incorporated herein by reference to Exhibit 6 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.)

22
Limited Power of Attorney executed on behalf of Mr. Dotan Meirov (incorporated herein by reference to Exhibit 7 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 25, 2024

Y.D More Investments Ltd.

/s/ Yosef Levy
By: Yosef Levy*
Title: Co-CEO

/s/ Meir Gridish
By: Meir Gridish*
Title: Chairman of the Board

More Provident Funds and Pension Ltd.

/s/ Yosef Levy
By: Yosef Levy*
Title: Director

/s/ Meir Gridish
By: Meir Gridish*
Title: Chairman of the Board

* Signature duly authorized by resolution of the Board of Directors and filed herewith.

B.Y.M. Mor Investments Ltd.

/s/ Meir Gridish
By: Meir Gridish
Title: Director and CEO

/s/ Eli Levy
Eli Levy

/s/ Yosef Levy
Yosef Levy

**
Name: Benjamin Meirov

** The undersigned, by signing his name hereto, executes this Schedule 13D/A pursuant to the Limited Power of Attorney executed on behalf of Mr. Benjamin Meirov and filed herewith.

/s/ Meir Gridish
Name: Meir Gridish
Attorney-in-Fact

***
Name: Yosef Meirov

*** The undersigned, by signing his name hereto, executes this Schedule 13D/A pursuant to the Limited Power of Attorney executed on behalf of Mr. Yosef Meirov and filed herewith.

/s/ Meir Gridish
Name: Meir Gridish
Attorney-in-Fact

****
Name: Michael Meirov

**** The undersigned, by signing his name hereto, executes this Schedule 13D/A pursuant to the Limited Power of Attorney executed on behalf of Mr. Michael Meirov and filed herewith.

/s/ Meir Gridish
Name: Meir Gridish
Attorney-in-Fact

*****
Name: Dotan Meirov

***** The undersigned, by signing his name hereto, executes this Schedule 13D/A pursuant to the Limited Power of Attorney executed on behalf of Mr. Dotan Meirov and filed herewith.

/s/ Meir Gridish
Name: Meir Gridish
Attorney-in-Fact

Annex A

	Name	Residence / Business Address	Present Principal Occupation or Employment	Citizenship
1.	Meir Gridish	2 Ben Gurion St., Ramat Gan, Israel	Chairman of the board of directors of Y.D More Investments Ltd. and various of its subsidiaries, including More Provident Funds and Pension Ltd., and director and CEO at B.Y.M. Mor Investments Ltd.	Israeli
2.	Relly Ariela Danon	9 Hazohar St., Tel Aviv, Israel
Independent director at Y.D More Investments Ltd. and legal counsel at Netline Communications Technologies (NCT) Ltd., a company which provides electronic counter measures and spectrum dominance solutions.
Israeli
3.	Gitit Gur Gershgoren	Hazait 88 St, Lapid, Israel	Independent director at Y.D More Investments Ltd.	Israeli
4.	Yaron Blum	58 Jabutinski St., Givataim, Israel	External director at Y.D More Investments Ltd.	Israeli
5.	Ori Kissos	2 Ben Gurion St., Ramat Gan, Israel	VP at Y.D More Investments Ltd.	Israeli
6.	Or Keren	2 Ben Gurion St., Ramat Gan, Israel	Chief Investment Manager at More Provident Funds and Pension Ltd.	Israeli
7.	Oranit Shaia	2 Ben Gurion St., Ramat Gan, Israel	VP CFO at Y.D More Investments Ltd.	Israeli
8.	Nina Tzur	2 Ben Gurion St., Ramat Gan, Israel	VP of Internal Enforcement and Risk Manager at Y.D More Investments Ltd. and various of its subsidiaries, including More Provident Funds and Pension Ltd.	Israeli
9.	Nir Sarfatty	2 Ben Gurion St., Ramat Gan, Israel	VP of Research at Y.D More Investments Ltd.	Israeli
10.	Shani Kaufman Fogel	2 Ben Gurion St., Ramat Gan, Israel	VP Chief Legal Counsel at Y.D More Investments Ltd. and various of its subsidiaries, including More Provident Funds and Pension Ltd.	Israeli
11.	Liat Davidov	2 Ben Gurion St., Ramat Gan, Israel	VP of Operations and Investment Control at Y.D More Investments Ltd. and various of its subsidiaries.	Israeli
12.	Hadar Raz	2 Ben Gurion St., Ramat Gan, Israel	VP of External Relations, Marketing and Communications at Y.D More Investments Ltd.	Israeli
13.	Meir Zohar Ilia	7 Masada St., Bnei Brak, Israel	Internal Auditor at Y.D More Investments Ltd.	Israeli
14.	Sharon Egozi	2 Ben Gurion St., Ramat Gan, Israel	VP at More Provident Funds and Pension Ltd.	Israeli
15.	Roy Mizrahi	2 Ben Gurion St., Ramat Gan, Israel	IT Manager at Y.D More Investments Ltd. and various of its subsidiaries, including More Provident Funds and Pension Ltd.	Israeli
16.	Yotav Costica	2 Ben Gurion St., Ramat Gan, Israel	Director at More Provident Funds and Pension Ltd.	Israeli
17.	Vered Karin	16 Amir Gilboa St., Tel Aviv, Israel	External director at More Provident Funds and Pension Ltd.	Israeli
18.	Yehudit Tytelman Ziedenberg	26 B Osishkin St., Herzliya, Israel	Independent director at More Provident Funds and Pension Ltd.	Israeli
19.	Rotem Zaidel	2 Ben Gurion St., Ramat Gan, Israel	Director at More Provident Funds and Pension Ltd.	Israeli
20.	Sara Benyamini	Anshei Bereshit 11, Bnei Zion, Israel	Independent director at More Provident Funds and Pension Ltd.	Israeli
21.	Eldad Zinman	2 Ben Gurion St., Ramat Gan, Israel	CEO at More Provident Funds and Pension Ltd.	Israeli
22.	Assaf Shlomo Agamy	23 Tuval St. Ramat Gan, Israel	Director at B.Y.M. Mor Investments Ltd.	Israeli